SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 16)*

MGP Ingredients, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

55302G 103
(CUSIP number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[_] Rule 13d-1(c)
[_]Rule 13d-1(d)

_________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55302G103	13G	Page 2 of 5 Pages

(1)  Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

Midwest Grain Products, Inc. Employee Stock Ownership Plan 48-6107197

(2)  Check the appropriate box if a member of a Group (See Instructions)

(a) [ ] (b) [X]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

Kansas

Number of Shares	(5) Sole Voting Power	0
Beneficially Owned by Each	(6) Shared Voting Power	1,354,656
Reporting Person	(7) Sole Dispositive Power	0
With	(8) Shared Dispositive Power	1,354,656

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

1,354,656

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

(11) Percent of Class Represented by Amount in Row (9)	8.4%

(12) Type of Reporting Person (See Instructions)	EP

Item 1(a).   Name of Issuer:

         MGP Ingredients, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

        1300 Main Street
        Atchison, Kansas 66002

Item 2(a).   Name of Person Filing:

        Midwest Grain Products, Inc.
        Employee Stock Ownership Plan

Item 2(b).   Address of Principal Business Office or, if None, Residence:

        1300 Main Street
        Atchison, Kansas 66002

Item 2(c).   Citizenship:

        Kansas

Item 2(d).   Title of Class of Securities:

        Common Stock, No Par Value

Item 2(e).   CUSIP Number:

        55302G 103

Item 3.   If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (f) [X] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

Item 4.   Ownership

        The following information is provided as of December 31, 2004:

        (a)   Amount Beneficially Owned:  1,354,656

        (b)   Percent of Class, based on 16,212,430 shares outstanding:

                      8.4%

        (c)   Number of Shares as to Which Such Person has:

                   (i)  Sole power to vote or to direct the vote:    0

                   (ii)  Shared power to vote or to direct the vote:    1,354,656

                   (iii)  Sole power to dispose or to direct the disposition of:    0

                   (iv)  Shared power to dispose or to direct the disposition of:    1,354,656

         The Midwest Grain Products Employee Stock Ownership Plan disclaims beneficial ownership in all of the above-referenced shares.

         The reporting person is the principal stock ownership plan of MGP Ingredients, Inc. The Employee Stock Ownership Plan and each of the subsidiary employee stock ownership plans are managed by five Trustees consisting of Laidacker M. Seaberg, Dick Larson, Randy M. Schrick, Brian Cahill and Dave Rindom, all of whom are employees of MGP Ingredients, Inc. and all of whom have addresses at 1300 Main Street, Atchison, Kansas 66002. The other MGP Ingredients, Inc. employee stock ownership plan, which is also managed by the five Trustees, and whose shareholdings are included in the 1,354,656 shares mentioned above, is the Illinois Non Union ESOP.

         The Trustees of the Plans are obligated to vote the shares which are allocated to participants (0 shares at December 31, 2004) in accordance with instructions given by such participants. Unallocated shares (0 shares at December 31, 2004) are voted by the Trustees.

Item 5.   Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8.   Identification and Classification of Members of the Group.

        Not applicable.

Item 9.   Notice of Dissolution of Group.

        Not applicable.

Item 10.   Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDWEST GRAIN PRODUCTS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

Date: February 14, 2005

By: /s/ Laidacker M. Seaberg
Laidacker M. Seaberg, Trustee and Member of the Administrative Committee